United States securities and exchange commission logo





                          January 14, 2021

       David T. Hamamoto
       Chief Executive Officer
       DiamondHead Holdings Corp.
       250 Park Ave., 7th Floor
       New York, NY 10177

                                                        Re: DiamondHead
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251961

       Dear Mr. Hamamoto:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 8, 2021

       Financial Statements
       Note 8 Subsequent Events, page F-17

   1. Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC
855-10-25-1A.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 David T. Hamamoto
DiamondHead Holdings Corp.
January 14, 2021
Page 2

statement.

       You may contact Andri Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDavid T. Hamamoto                     Sincerely,
Comapany NameDiamondHead Holdings Corp.
                                                        Division of Corporation
Finance
January 14, 2021 Page 2                                 Office of Manufacturing
FirstName LastName